BARRETT & COMPANY

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2016 and 2015

All customer transactions are cleared through National Financial Services, LLC (NFS) on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities, was not applicable.